UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Name of Issuer)

Common Stock
(Title of Class of Securities)

448883207
(CUSIP Number)

Sylvain Tongas L’Air Liquide S.A. 75, Quai d’Orsay 75321 Paris France +33 1 40 62 53 36	Richard Raymer Dorsey & Whitney LLP TD Canada Trust Tower, Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 (416) 367-7388
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44883207	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Hydrogen Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 44883207	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
L'Air Liquide S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 44883207	13D

Item 1.  Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed by The Hydrogen Company and L’Air Liquide S.A. (the “Reporting Persons”) on January 31, 2019 (“13D”) and Amendment No. 1 to the 13D filed with the SEC on June 28, 2019 (“Amendment No. 1”), and relates to the Common Shares, no par value (“Shares”), of Hydrogenics Corporation, a corporation organized under the laws of Canada (the “Issuer”).

On September 9, 2019, the Reporting Persons and the Issuer completed the previously disclosed and court-approved plan of arrangement under the provisions of Section 192 of the Canada Business Corporations Act. As a result, Atlantis AcquisitionCo Canada Corporation (“Atlantis”), a subsidiary of Cummins Inc., acquired all of the outstanding Shares of the Issuer, and the Reporting Persons contributed all of the 3,537,931 Shares previously held by The Hydrogen Company in exchange for common shares of Atlantis, on a one-for-one basis.
This Amendment No. 2 is being filed to report the disposition of all of the Shares beneficially owned by the Reporting Persons as a result of consummation of the plan of arrangement, although, as previously reported, the Shares are in the process of being delisted from the Toronto Stock Exchange and the Nasdaq Global Market and being deregistered with the Ontario Securities Commission and the U.S. Securities and Exchange Commission.

Item 2.  Identity and Background.

The following addition should be made to the list of executive officers and directors included on Amendment No. 1:

Name	Position	Principal occupation	Business address

Guy Salzgeber	Director of The Hydrogen Company	Executive Vice President, L'Air Liquide SA	75, quai d'Orsay, Paris 75007 - France

Signed:  September 11, 2019

THE HYDROGEN COMPANY

By:	/s/ Pierre-Etienne Franc
Pierre-Etienne Franc, Directeur Général

L'AIR LIQUIDE S.A.

By:	/s/ Fabienne Lecorvaisier
Fabienne Lecorvaisier, Executive Vice-President